Exhibit 99.1

N  E  W  S
R  E  L  E  A  S  E

Fundtech Contact:
Yoram Bibring
Fundtech Ltd.
Tel: 1-201-946-1100
yoram.bibring@fundtech.com
georger@fundtech.com

FOR IMMEDIATE RELEASE

FUNDTECH REPORTS FINANCIAL RESULTS FOR THE

THIRD QUARTER OF 2009

-   GAAP EPS 10 Cents
 Non GAAP EPS 18 Cents
-   Quarterly Revenues of $30.6 Million

JERSEY CITY, N.J. —November 2, 2009, — Fundtech Ltd. (NASDAQ: FNDT), a leader in global transaction banking solutions, today announced financial results for the third quarter of 2009.  Fundtech posted quarterly revenues of $30.6 million, a 3% decrease year-over-year, compared to third quarter revenues of $31.5 million in 2008, and an 8% increase compared to second quarter 2009 revenues of $28.3 million.

On a GAAP (Generally Accepted Accounting Principles) basis, Fundtech reported net income of $1.6 million or $0.10 per diluted share, for the third quarter of 2009 compared with net income of $1.5 million, or $0.09 per diluted share, in the third quarter of 2008, and net income of $0.5 million, or $0.03 per diluted share, in the second quarter of 2009.

-more-

Excluding

Excluding stock-based compensation and amortization of intangibles, Fundtech’s adjusted net income for the third quarter of 2009 was $2.8 million, or $0.18 per diluted share, compared with $3.3 million, or $0.20 per diluted share, in the third quarter of 2008 (which also excluded Impairment of Marketable Securities in addition to excluding stock-based compensation and amortization of intangibles) and $1.8 million, or $0.11 per diluted share, in the second quarter of 2009 (See Schedule A attached to this news release -- Reconciliation to GAAP).

“In the third quarter we saw tangible evidence that large banks have resumed investment in their transaction banking business and in particular payment systems,” said Fundtech CEO Reuven Ben Menachem.  “We believe that in the post-financial crisis environment transaction banking is becoming a highly valued, high growth line of business for financial institutions – both for its ability to generate highly profitable fee income as well as requiring substantially less capital relative to other banking products.  I am also pleased that in the third quarter we exceeded our expectations as expressed in our guidance both in terms of revenues and profitability and we believe that we will continue to grow revenues in the fourth quarter.”

Other highlights:

•	During the third quarter (excluding Accountis and Synergy) Fundtech closed 116 new deals with banks and added 10 new bank customers.
•	During the third quarter Fundtech closed with banks 11 new system sales including 1 US Payments, 2 Global CASHplus, 2 FTS Payments and 5 at BBP.
•	Included in the new system sales for the third quarter noted above Fundtech closed the sale of Global PAYplus-SP to Bank of America Merrill Lynch.
•
During the third quarter one of our large Global PAYplus customers signed and started the implementation of Global PAYplus for Mass Payments and SEPA Direct Debits which will be rolled out in 11 European countries.

•	During the third quarter another of our large Global PAYplus customers signed and started the implementation of Global PAYplus in 4 countries in Asia Pacific.
•	During the quarter BBP added 4 new non-bank corporate customers that are using BBP’s Swift hosting services. This brings BBP’s total number of such non-bank customers to 26.

Reconciliation of GAAP results to non-GAAP results

Fundtech provides non-GAAP operating results as a supplement to its GAAP financial results. The presentation of this information should not be considered in isolation to, or as a substitute for, the financial results presented in accordance with GAAP. Management believes that non-GAAP financial measures are useful to investors because they allow for an evaluation of Fundtech with a focus on the performance of its core operations.

Fundtech’s executive management team uses these same non-GAAP measures internally to assess the ongoing performance of the company. Since this information is not a GAAP measurement of financial performance, there are material limitations to its usefulness on a stand-alone basis, including the lack of comparability of this presentation to the GAAP financial results of other companies.

Fundtech’s non-GAAP results exclude stock-based compensation, amortization of intangibles, impairment of goodwill and other intangible assets, deferred taxes as well as other items that management deems as non recurring items.

A detailed reconciliation of GAAP net income to non-GAAP net income is included in the attached Schedule A.

Guidance

The financial guidance provided is current as of today only and Fundtech undertakes no obligation to update its estimates.

For the fourth quarter of 2009 we now expect revenues of between $31.5 million and $32.5 million, GAAP earnings per diluted share of between $0.10 and $ 0.14 and non-GAAP earnings per diluted share, before all amortization expenses and stock-based compensation expenses, of between $0.17 and $0.21.

Fundtech estimates that quarterly financial income for the fourth quarter will be approximately $100,000 and that tax expenses, excluding deferred taxes will be approximately $200,000.

Fundtech estimates that quarterly amortization expenses for the fourth quarter will be approximately $500,000 and that stock-based compensation expenses will be approximately $600,000.

Fundtech’s guidance for the fourth quarter of 2009 does not include the impact of deferred taxes and also does not include the impact of any future impairment of intangible assets.

Company to Host Conference Call

The senior management of Fundtech will host a conference call at 8:30 a.m. (EST) today, Monday, November 2, to discuss the Company’s third-quarter and results as well as financial guidance, and to answer questions from the investment community.

To participate, please call 1-888-215-6899 or 1-913-312-0835 and ask for the Fundtech call.

A replay of the conference call will be available for playback from 11:30am (EST) Monday November 2, until 11:59pm (EST) Monday November 23. The replay may be accessed by dialing 1-888- 203-1112 or 1-719-457-0820, pass code 8459081.

This call will also be web cast live on: http://www.fundtech.com. An online replay will be available until November 30.

About Fundtech
Fundtech (NASDAQ: FNDT), was founded in 1993, and is a leading provider of software and services to banks of all sizes around the world. Payments systems include wire transfers, ACH origination, cross-border payments and remittance. Cash management systems are designed for large corporate through small business clients. Fundtech is a leader in SWIFT services, operating one of the world’s largest SWIFT service bureaus in the world. We offer an extensive line of financial supply chain applications including electronic invoice presentment and supply trade financing. And we are the leading provider of CLS systems to the world’s largest banks. More than 1,000 clients throughout the world rely on Fundtech solutions to improve operational efficiency and provide greater competitiveness through innovative business-to-business services. For more information, visit www.fundtech.com.

Forward Looking Statements:

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements may include, but are not limited to, the expectations related to fourth quarter 2009 revenues, GAAP earnings per share and non-GAAP earnings per share.  These statements are based on management’s current expectations and are subject to risks, uncertainties, and assumptions. Should one or more of these risks or uncertainties materialize or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, expected, estimated or projected. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the ongoing downturn in the financial services industry and the global economy; failure to obtain revenue as anticipated; and risks and other factors detailed from time to time in Fundtech's public filings, including its Annual Report on Form 20-F for the year ended December 31, 2008. Fundtech undertakes no obligation to revise or update these forward-looking statements to reflect events or circumstances that arise after the date of this Release or to reflect the occurrence of unanticipated events.

# # #

FUNDTECH LTD. AND ITS SUBSIDIARIES
Condensed Consolidated Balance Sheets
(In Thousands)

	September 30,	December 31,
	2009	2008
ASSETS

Current assets:
Cash and cash equivalents	$35,513	$29,642
Short term deposits	1,113	1,415
Marketable securities	5,064	9,563
Trade receivables, net	27,410	28,264
Deferred taxes	1,009	1,022
Other accounts receivable, prepaid expenses	7,211	5,055

Total current assets	77,320	74,961

Marketable securities	749	2,204
Severance pay fund	1,462	1,394
Long term deposits	1,110	1,003
Prepaid expenses	2,504	2,797
Property and equipment, net	14,190	15,898
Goodwill, net	38,166	34,520
Other assets, net	6,503	5,995

Total assets	$142,004	$138,772

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
Trade payables	$1,646	$2,908
Deferred revenues	14,448	9,910
Employee and payroll accruals	7,190	6,807
Other accounts payable and accrued expenses	6,224	7,228
	-	-
Total current liabilities	29,508	26,853

Accrued severance pay	2,151	1,734
Deferred taxes	1,108	970
Other long term liabilities	2,813	2,278

Total liabilities	35,580	31,835

Shareholders' equity:
Share capital	49	49
Additional paid-in capital	158,257	155,976
Accumulated other comprehensive income	1,356	290
Accumulated deficit	(44,205)	(45,470)
Treasury stock, at cost	(9,033)	(3,908)

Total shareholders' equity	106,424	106,937

Total liabilities and shareholders' equity	$142,004	$138,772

FUNDTECH LTD. AND ITS SUBSIDIARIES
Consolidated Statements of Operations
(In Thousands, Except Share and Per Share Data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2009	2008	2009	2008
Revenues:
Software license	$3,497	$4,007	$7,305	$12,933
Software hosting	5,994	4,986	17,907	14,720
Maintenance	9,923	8,535	29,346	24,916
Services	11,149	14,017	30,353	38,654

Total revenues	30,563	31,545	84,911	91,223

Operating expenses:
Software licenses costs	238	147	670	291
Amortization of other intangible assets	532	547	1,532	1,575
Maintenance, hosting and services costs [1]	13,419	13,352	38,425	40,944
Software development [1]	5,161	5,533	15,116	16,329
Selling and marketing [1]	4,436	5,008	12,946	15,002
General and administrative [1]	5,052	4,207	14,620	12,494

Total operating expenses	28,838	28,794	83,309	86,635

Operating income	1,725	2,751	1,602	4,588

Impairment on Marketable securities	--	(600)	--	(600)
Financial income (expenses), net	133	(283)	311	554
Income taxes	(251)	(397)	(648)	(1,081)

Net income	$1,607	$1,471	$1,265	$3,461

Net income per share:
Net income used in computing income per share	$1,607	$1,471	$1,265	$3,461
Basic income per share	$0.10	$0.09	$0.08	$0.22
Diluted income per share	$0.10	$0.09	$0.08	$0.21
Shares used in computing:
Basic income per share	15,440,589	15,795,501	15,376,388	15,737,603
Diluted income per share	15,956,831	16,951,081	15,733,223	16,825,455

Adjusted non-GAAP[2] net income per share:
Adjusted non-GAAP[2] net income used in computing income per share	$2,800	$3,344	$4,971	$7,897
Adjusted non-GAAP[2] net income per share	$0.18	$0.20	$0.32	$0.47
Shares used in computing adjusted non-GAAP[2] net income per share	15,956,831	16,951,081	15,733,223	16,825,455

Reconciliation of net income to adjusted non-GAAP[2] net income:
Net income	$1,607	$1,471	$1,265	$3,461
Amortization	532	547	1,532	1,575
Impairment on Marketable securities	--	600	--	600
Stock-based compensation	661	726	2,174	2,261

Adjusted non-GAAP[2] net income	$2,800	$3,344	$4,971	$7,897

[1] Includes charges for stock-based compensation in 2009 and 2008
[2] See Reconciliation to GAAP

FUNDTECH LTD. AND ITS SUBSIDIARIES
Consolidated Statement of Cash Flows
(In Thousands)

	Nine Months Ended		Three Months Ended
	September 30,		September 30,
	2009	2008	2009
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$1,265	$3,461	$1,607
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	6,389	5,963	2,077
Stock-based compensation	2,174	2,261	661
Decrease in accrued interest on marketable securities	217	82	168
Deferred income taxes	143	55	56
Impairment on Marketable securities	--	600	--
Changes in assets and liabilities
Decrease (Increase) in trade receivables	1,235	(8,180)	33
Decrease (Increase) in prepaid expenses, other accounts receivable	(1,112)	(1,384)	175
Decrease in trade payables	(1,270)	(571)	(565)
Increase (Decrease) in deferred revenues	3,597	4,627	(7,455)
Increase (Decrease) in employee and payroll accruals	477	(283)	1,334
Increase in other accounts payable and accrued expenses	518	917	259
Decrease in accrued restructuring expenses	--	(62)	--
Increase in accrued severance pay, net	136	40	34

Net cash provided by (used in) by operations	13,769	7,526	(1,616)

CASH FLOWS FROM INVESTING ACTIVITIES:
Investment in held-to-maturity marketable securities	(6,496)	(4,980)	(1,279)
Realization of held-to-maturity marketable securities	12,233	11,875	7,714
Realization of short term deposits	425	1,731	792
Purchase of property and equipment	(2,994)	(4,644)	(397)
Net change in long term lease deposits and long term prepaid expenses	(109)	(234)	175
Investments in subsidiaries	(6,609)	(12,451)	(1,112)

Net cash provided by (used in) investing activities	(3,550)	(8,703)	5,893

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of share capital,
exercise of stock options and warrants, net	107	1,382	34
Decrease in Long Term Liabilities	(26)	(32)	(19)
Investment in treasury stock, at cost	(5,125)	--	(35)

Net cash provided by (used in) financing activities	(5,044)	1,350	(20)

Effect of exchange rate on cash and cash equivalents	696	(1,212)	253

Increase (Decrease) in cash and cash equivalents	5,871	(1,039)	4,510
Cash and cash equivalents at the beginning of the period	29,642	31,612	31,003

Cash and cash equivalents at the end of the period	$35,513	$30,573	$35,513

Appendix A
Investment in Subsidiaries
Working Capital	$(167)	$(815)	$--
Long term assets	1,804	5,555	--
Long term liabilities	--	(39)	--
Goodwill	4,972	7,750	1,112

	$6,609	$12,451	$1,112

Schedule A to Press Release

Reconciliation to GAAP
(In Thousands, Except Share and Per Share Data)

The following information sets forth Fundtech's calculation of adjusted non-GAAP net income as contained in the Company's press release:

	Three Months Ended				Nine Months Ended
	September 30,				September 30,
	2009		2008		2009		2008

Reconciliation of net income to adjusted non-GAAP net income:

Net income	$1,607	[1]	$1,471	[1]	$1,265	[1]	$3,461	[1]

Amortization of other intangible assets	532		547		1,532		1,575
Impairment on Marketable securities	--		600		--		600
Stock-based compensation charged as follows:
Maintenance, hosting and services costs	121		129		393		441
Software development	41		56		147		202
Selling and marketing	166		165		574		476
General and administrative	333		376		1,060		1,142

Adjusted non-GAAP net income	$2,800		$3,344		$4,971		$7,897

Adjusted non-GAAP net income per share	$0.18		$0.20		$0.32		$0.47

Shares used in computing
adjusted non-GAAP net income per share	15,956,831		16,951,081		15,733,223		16,825,455

[1] Net income per share (diluted) was approximately $0.11, $0.09 for the three months ended September 30, 2009 and 2008, respectively. Net income per share (diluted) was approximately 0.09, $0.21 for the Nine months ended
September 30, 2009 and 2008, respectively.